Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

January 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from Elisabeth Bentzinger of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 17, 2019. The comments related to Post-Effective Amendment No. 189 to the Registrant’s registration statement on Form N-1A with respect to the Martin Currie Emerging Markets Fund (the “Fund”), as filed with the Commission on November 13, 2019. The following is a summary of the comments received from Ms. Bentzinger and the Trust’s response on behalf of the Fund.

1. Comment: Ms. Bentzinger noted the following comment with respect to footnote 9 to the fee table: Please re-write the disclosure regarding the recapture provision to clarify that any such recoupment will not cause the fund’s total annual fund operating expenses, after the recoupment is taken into account, to exceed such limits.

Response: Footnote 9 currently states that “The manager is permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which the manager earned the fee or incurred the expense if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.” We believe that the existing language is clear that no amount may be recouped that would cause the expenses to be in excess of the fee cap. Therefore, we have declined to make the proposed revision.

2. Comment: Ms. Bentzinger noted that shareholders approved the change to the diversification policy of the Fund on March 8, 2019 and had the following comment: Please explain supplementally why the Fund did not file a Rule 485(a) filing at that time to reflect the change in the diversification policy.

Response: The Fund’s proxy statement contained detailed disclosure regarding the impact of the change to the Fund’s diversification policy, which was reviewed by the Staff in connection with the pre-effective proxy statement filing. In addition, the Fund’s Prospectus dated February 1, 2019 disclosed to investors the outstanding proposal to change the Fund’s diversification policy and included information about the risks of changing to non-diversified status. After the proposal to change the Fund’s diversification status was approved, a Prospectus supplement was filed via Rule 497 on March 8, 2019, which provided information about the change in the diversification policy and the risk factors applicable for a non-diversified fund. In addition, Rule 485(a) addresses when post-effective amendments to registration statements of investment companies become effective and not when amendments to registration statements are required. Rule 8b-6 under the Investment Company Act of 1940, as amended, requires an open-end investment company to amend its registration statement by filing an amendment not more than 120 days after its fiscal year end. Accordingly, the Registrant does not believe it was required to file an interim Rule 485(a) amendment.

3. Comment: Ms. Bentzinger noted the following comment with respect to “Investing in ETFs Risk”: Please expand this risk to address all investment companies, not just exchange-traded funds. Please note the layering and duplication of fees when investing in other investment companies.

Response: The Prospectus has been revised to include the following disclosure:

Securities of other investment companies risk: Investments in other investment companies are subject to market and portfolio selection risk. In addition, if the fund acquires shares of other investment companies, shareholders may have to bear both their proportionate share of expenses in the fund and, indirectly, the expenses of the other investment companies.

4. Comment: With respect to the Performance table, please provide the year-to-date return at the end of the most recent quarter.

Response: Form N-1A provides that if a fund’s fiscal year is other than a calendar year, that the fund should include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart. However, the Fund’s Prospectus will be effective February 1, 2020, and at that time the bar chart will include a full calendar year’s performance for the year ended December 31, 2019. Because the year-to-date return information as of the end of the most recent quarter would be the same as the information depicted in the bar chart, we believe it is unnecessary and duplicative to add such a footnote, which would repeat the information already appearing in the bar chart. The Registrant has therefore not added the footnote.

5. Comment: With respect to the Item 9 risk disclosure, all non-principal risks of the Fund should be clearly identified as non-principal, preferably in a section separate from the principal risks, or moved to the Statement of Additional Information. Ms. Bentzinger cited the SEC’s guidance in ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Fund respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund has taken a layered approach to its disclosure of investment risks that it believes is consistent with the requirements for Form N-1A. The Fund’s principal risks are identified under the heading “Principal risks” in Item 4, while more information on such risks is provided in the section titled “More on fund’s investment strategies, investments and risks” in Item 9. While certain principal risks listed in Item 9 are not specifically named in Item 4, these risks are expanding on the descriptions of other principal risks described in Item 4. For example, while “Foreign custody and settlement risk” is only listed under Item 9, it is not a non-principal risk but rather part of an expanded description of the principal risk of foreign investments already described under Item 4. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

6. Comment: Ms. Bentzinger noted the following disclosure on page 11 of the Statement of Additional Information: “For example, if the Fund writes a physically settled put option, it may segregate or earmark liquid assets equal to the exercise price of the option, less margin on deposit, or hold the underlying instrument directly; if the Fund writes a cash settled put option, it may segregate or earmark liquid assets equal to the amount the option is in the money (meaning the difference between the exercise price of the option and the current market price of the underlying instrument, when the exercise price of the option is higher than the market price of the underlying instrument), marked to market on a daily basis, less margin on deposit.” Ms. Bentzinger noted that a put option should be treated the same whether physically or cash settled. Assets should be segregated equal to the exercise price, less any margin.

Response: We have retained the referenced statement that the Fund may segregate assets equal to the amount the option is in the money with respect to a short put option position, as the Fund believes the statement is accurate. When the Fund is a seller, or “writer” of a put option, it has the obligation to buy from the holder the underlying asset if the holder exercises the option. If a put option that the Fund has written is “in the money,” the Fund would have to purchase the underlying asset at the exercise price in the case of a physically-settled put option. However, a cash-settled option does not require the actual physical delivery of the underlying asset or security. The payout for a standard cash-settled written call option is either equal to zero (if the price of the underlying asset at maturity is less than or equal to the strike price) or equal to the difference between the value of the underlying asset and the strike price (if the price of the underlying asset at maturity is greater than the strike price). Upon settlement of a cash-settled option that is “in the money,” the Fund would be required to deliver an amount in cash equal to the difference between the exercise price of the option and the current market price of the underlying security. Because the Fund would not be obligated to pay the full exercise price (less any margin) upon the exercise of a cash-settled put option, the Fund believes it should not be required to maintain segregated assets representing the full exercise price. The SEC staff has acknowledged general industry practices with respect to cash-settled derivatives most recently in its Proposed Rule relating to the use of derivatives (Release No. IC-33704). We understand that the SEC has proposed new Rule 18f-4 that, if adopted in its current form, would substantially change current practices with respect to risk management for derivatives transactions.    At this time, the Fund does not believe it is necessary to change its coverage practices with respect to written cash-settled options.

Please contact the undersigned 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

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